UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER:  001-32169

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlas America, Inc.
Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlas America, Inc.
Westpointe Corporate Center
1550 Coraopolis Heights Rd.
2nd Floor
Moon Township, PA  15108
(412) 262-2830

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of September 30, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2008	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES AS OF SEPTEMBER 30, 2008

Schedule H, Line 4a – Schedule of Delinquent Deposits of Participant Contributions	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

SIGNATURES	16

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Atlas America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Atlas America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended September 30, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
March 31, 2009

ATLAS AMERICA, INC.
 INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

September 30, 2008 and 2007

	2008	2007
ASSETS
Non-interest bearing cash	$13,392,983	$—

Investments, at fair value	15,404,966	26,665,132

Receivables:
Participant contributions	150,355	137,383
Employer contributions	114,483	93,309
Total receivables	264,838	230,692

Total assets	$29,062,787	$26,895,824

NET ASSETS AVAILABLE FOR BENEFITS	$29,062,787	$26,895,824

See accompanying notes to financial statements.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended September 30, 2008

Additions to net assets attributed to:
Contributions:
Employer	$1,796,210
Participants	4,750,606
Rollovers	623,164
7,169,980
Interest and dividend income	746,784
Other	16,973
TOTAL ADDITIONS	7,933,737

Deductions from net assets attributed to:
Net (depreciation) in fair value of investments	4,740,745
Benefits paid to participants	1,026,029
TOTAL DEDUCTIONS	5,766,774
NET INCREASE	2,166,963

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	26,895,824
End of year	$29,062,787

See accompanying notes to financial statements.

ATLAS AMERICA, INC.
 INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

September 30, 2008

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Atlas America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan was formed on July 1, 2005 as a defined contribution plan covering all full-time employees of Atlas America, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their day of hire.  Employees with one year of service (1,000 hours) are eligible to receive Company matching and discretionary contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Atlas America, Inc. Common Stock Splits

The Company has issued additional shares to the Plan in several three-for-two common stock splits as listed below:

Date Declared	Date Issued	Additional Shares Issued

April 23, 2008	June 2, 2008	118,130
April 27, 2007	May 29, 2007	67,980
February 6, 2006	March 10, 2006	42,615

All disclosures of Atlas shares included in these financial statements are presented on a post-split basis.

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and are subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make a rollover contribution from other qualified plans or rollover IRAs.  Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan.

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis, which is invested as directed by the participant.  Employer matching contributions for the year ended September 30, 2008 included $451,147 in shares of the Company’s common stock.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors.  The Company did not make any discretionary contributions for the year ended September 30, 2008.  Contributions are subject to certain IRC limitations.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2008

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Investments

During the 2008 Plan year,  the Plan’s investment options included 15 mutual funds, Atlas America, Inc. common stock and a money market account (see Note 10 – “Subsequent Event”).  As a result of the June 30, 2005 spin-off of Atlas America, Inc. from Resource America, Inc. (“Resource”) (the former parent of the Company), the Plan received 111,500 shares of Resource common shares (105,275 shares held at September 30, 2008).  The Plan does not permit participants to direct any portion of their existing account balance or current contributions to Resource common stock.  Furthermore, participants who choose to sell their Resource stock are not permitted to sell less than 100% of their holdings.

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuous service.  A participant vests at the rate of 20% per year and is 100% vested after five years of credited service.  Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions and to pay Plan expenses.  As of September 30, 2008 and 2007, accumulated forfeitures were $10,022 and $230, respectively. For the year ended September 30, 2008, forfeited nonvested amounts totaled $10,433.  During the year ended September 30, 2008, administrative expenses of $411 were paid from forfeited nonvested amounts.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65.  There are additional payment provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2007

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (ranging from 5% to 10% in 2008, and 5% to 11.5% in 2007) at the time the loan is made.  At September 30, 2008 and 2007, participant loans outstanding were $479,379 and $411,837, respectively.  Principal and interest is paid ratably through bi-weekly payroll deductions or directly to the Plan.

Plan Administration

The Company has the option, but not the obligation, to pay administrative expenses of the Plan.  During the year ended September 30, 2008, the Company paid Plan administrative expenses totaling $232,225.  In addition, certain administrative functions were performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan, nor is the Plan charged by the Company for these services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan agreement.  A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2008

NOTE  2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Recognition

Net appreciation (depreciation) in fair value of investments represents all realized and unrealized gains and losses on investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (SFAS 157) effective for fiscal years beginning after November 15, 2007.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those standards.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data.  Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS 157 does not expand the use of fair value in any new circumstances.  The Plan will adopt SFAS 157 on October 1, 2008.  The Company has evaluated the impact of adopting SFAS 157 and has determined it will not have a material impact on the Plan’s financial statements.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2008

NOTE 3 – INVESTMENTS

The following table presents investments at September 30, 2008 and 2007.  Investments that represent 5% or more of the Plan’s net assets at either September 30, 2008 or 2007 are separately identified.  As of September 30, 2008, all mutual funds except the PIMCO Total Return A Fund were liquidated in anticipation of the subsequent transfer to the new Plan trustee, Merrill Lynch.  See Note 10 – Subsequent Event.

	2008	2007
Mutual Funds:
Fidelity Investments Dividend Growth Fund	$—	$1,083,993
Other	1,104,700	11,271,614
	1,104,700	12,355,607
Common Stocks:
Atlas America, Inc. – 375,866 and 322,413 common shares	12,820,777	11,097,475
Resource America, Inc. – 105,275 and 107,742 common shares	1,000,110	1,701,243
	13,820,887	12,798,718
Money Market Funds:
Vanguard Prime Money Market Fund	—	1,098,970
Participant loans	479,379	411,837
	$15,404,966	$26,665,132

During the year ended September 30, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value as follows:

Mutual Funds	$3,661,670
Common Stocks:
Atlas America, Inc.	391,968
Resource America, Inc.	687,107
1,079,075
$4,740,745

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Atlas America, Inc., the Plan Sponsor.  The Plan held 375,866 and 322,413 shares of Atlas America, Inc. common stock at September 30, 2008 and 2007, respectively.  During the year ended September 30, 2008, Atlas America, Inc. common stock depreciated in value by $391,968.  Also, as a result of the Company’s spin-off from Resource, the Plan held 105,275 and 107,742 shares of Resource America, Inc. common stock at September 30, 2008 and 2007, respectively.  During the year ended September 30, 2008, the Resource America, Inc. common stock depreciated in value by $687,107.  See Note 7–Risks and Uncertainties.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2008

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS (Continued)

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  If applicable, the Company plans to pay lost earnings and any applicable excise tax related to the delinquent participant contributions.  See Note 8–Prohibited Transactions.

NOTE 5 – TAX STATUS

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since the determination letter, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

NOTE 6 - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of September 30, 2008, 44% of the Plan’s assets were invested in the common stock of Atlas America, Inc., an increase of 3% from 41% at September 30, 2007.  At September 30, 2008, 3% of the Plan’s assets were invested in the common stock of Resource America, Inc., a decrease of 3% from 6% at September 30, 2007. At March 30, 2009, the quoted market price of Atlas America, Inc. common stock and Resource America, Inc. common stock was $9.10 and $3.85, respectively.

NOTE 8 – PROHIBITED TRANSACTIONS

During the year ended September 30, 2008, the Plan Sponsor failed to make deposits of approximately $6,800 of participant contributions within the timeframe required by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be prohibited transactions.  The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld.  Management believes that assets can reasonably be segregated within 20 calendar days.  Therefore, any amount remitted after such number of days is considered late.  The Plan Sponsor made deposits ranging from 1 to 226 days after the date on which the contributions were due, and intends to file a Form 5330 and pay any applicable excise tax.  The excise tax payments will be made from the Plan Sponsor’s assets and not from the assets of the Plan.  In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant contributions been remitted within the required DOL timeframe.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2008

NOTE 9 – UNREGISTERED SHARES OF ATLAS AMERICA, INC. COMMON STOCK

In connection with the transfer effective on October 1, 2008 to Merrill Lynch as the Plan’s new trustee, the Company discovered that it had inadvertently failed to file with the Securities and Exchange Commission, a registration statement on Form S-8 relating to Atlas America, Inc. common stock issued through the Plan.

During the plan years ended September 30, 2005 through 2008, the Plan permitted participants to elect to invest all or a portion of their employee and employer matching contributions and account balances in Atlas America, Inc. common stock. Since the Company should have filed a Form S-8 to register share transactions in the Plan since 2005, the Company may be deemed to have inadvertently failed to register transactions in the Plan relating to up to approximately 107,630 pre-split shares (159,617 post-split shares) (the “Shares”).

On November 26, 2008, the Company filed a registration statement on Form S-8 to register shares for future issuance in connection with the Plan. Nonetheless, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.

The failure to file the registration statement noted above was inadvertent, and as such, the Company has always treated the Atlas America, Inc. shares issued and held under the Plan as outstanding for financial reporting purposes. Consequently, these unregistered shares do not represent any additional dilution. The Company believes that historically it has always provided the employee-participants in the Plan with the same information they would have received had the registration statement been filed.  The Company remains contingently liable related to any rescission rights of the original purchasers of the Shares.

NOTE 10 – SUBSEQUENT EVENT

On October 1, 2008, there were several changes to the Plan’s provisions and administration.  Effective October 1, 2008, the Plan adopted the Merrill Lynch (“Merrill Lynch”) Prototype Defined Contribution Plan and Trust, and Merrill Lynch became the new trustee.  Prior to October 1, 2008, AST Capital Trust was the Plan trustee. The Plan also implemented certain other changes that became effective October 1, 2008.  These changes include:

•	The Plan changed its year-end from September 30 to December 31.
•	Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.
•	Participants may elect to change deferral percentages on a bi-weekly basis.
•	Additional Plan provisions were modified to conform to the Merrill Lynch prototype plan, none of which were material to the current Plan design or operations.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2008

NOTE 10 – SUBSEQUENT EVENT (Continued)

•
All Participant investments in mutual funds were liquidated on September 30, 2008 and automatically invested in alternative, but similar mutual funds available on the Merrill Lynch platform on October 1, 2008.

•	The Plan transferred in-kind shares of the PIMCO Total Return A Fund, the Company’s common stock and the Resource common stock to Merrill Lynch, as trustee.

ATLAS AMERICA, INC.,
INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a –
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

September 30, 2008

Employer Identification Number 51-0404430
Plan Number: 001

Participant contributions of the current Plan Year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$6,836

Amount fully corrected under Department of Labor’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent deposits of current Plan Year participant contributions constituting prohibited transactions	$6,836

Delinquent deposits of prior year participant contributions (including loan payments of $7,700) not fully corrected (1)	157,959

Total delinquent deposits of participant contributions constituting prohibited transactions	$164,795

(1)   The Plan Sponsor remitted the participant contributions and loan payments during the plan year ended September 30, 2007, however, any lost earnings had not been remitted as of September 30, 2008, and thus the delinquent deposits have not been fully corrected.

SUPPLEMENTAL SCHEDULE

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

September 30, 2008

Employer Identification Number:  51-0404430
Plan Number:  001

(a)	(b)	(c)	(e)
		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Value	Current Value
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 375,866 Shares	$12,820,777
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 105,275 Shares	1,000,110
	PIMCO Total Return A Fund	Mutual Fund	1,104,700
*	Participants’ loans	5% - 10%	479,379
			$15,404,966

*	Represents a party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

Date: March 31, 2009	By:	/s/ Robin D. Harris
Robin D. Harris
Plan Administrator